St.Jude
RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

October 12, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #170 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosures

St.Jude RESOURCES LTD.

NEWS RELEASE

St. Jude Confirms Gold at Goulagou Deeps

Vancouver, October 12, 2005 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce successful deep drilling results at the Goulagou project in Burkina Faso. Exploration drilling within the GG2 zone included a long hole program testing for continuity beneath anticipated pit bottoms and infill drilling. Robust widths and grades were encountered in parallel zones of mineralization at both the 200 meter and the 300 meter depths, as can be seen in diamond drill core holes SJG-212 and SJG-217 highlighted below:

- **SJG-212: 24 meters of 2.22 g/t** including **8 meters of 3.28 g/t**
- **SJG-217: 17 meters of 3.86 g/t** including **6 meters of 5.57 g/t,**
  33 meters of 2.92 g/t including **3 meters of 8.72 g/t,**
  7 meters of 5.35 g/t

The following table lists significant new drill results from the latest round of drilling at Goulagou:

Hole	Azimuth	Dip	Coordinates North (m)	Coordinates East (m)	From -To (m)	Interval Width (m)	Grade g/t Au
SJG-210	180	-45	1505565	575660	174-200	26	1.69
Incl.					179-192	13	2.06
SJG-211	180	-45	1505480	575710	54-60	6	1.95
Incl.					55-58	3	3.24
SJG-212	180	-50	1505400	576660	84-89	5	1.37
					201-225	24	2.22
Incl.					202-208	6	3.79
Also Incl.					217-225	8	3.28
SJG-213	180	-45	1505452	576560	230-236	6	1.51
					242-250	8	1.12
SJG-215	180	-50	1505550	575315	80-105	25	1.35
Incl.					99-105	6	2.89
SJG-217	180	-45	1505567	576280	229-246	17	3.86
Incl.					235-241	6	5.57
					298-331	33	2.92
Incl.					301-304	3	8.72
					323-330	7	5.35

The company is encouraged by these results due to the fact they expand the previously identified zones of mineralization and strongly suggest that the Goulagou deposit is open at depth.

St. Jude's exploration program is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the qualified person responsible for the compilation and review of these results, as well as the design and management of the drill program. Assaying is done by standard fire assay techniques with Atomic Absorption ("AA") finish on a one assay ton (50 gram nominal weight) sub-sample from the original 200 gram pulverized sample. A gravimetric finish is used for some of the higher grade assays normally above 10 g/t Au, or if visible gold is observed in the core. For quality assurance and quality control, blanks and standards are included in each sample submission. Sample preparation and analysis is conducted by Abilab, a recognized independent assay laboratory in Bamako, Mali.

Second Quarter Results

St. Jude has recently released its second quarter financial results, which includes management's discussion and analysis. This report is available on the company's website at www.stjudegold.com. At the end of the company's second financial quarter, the company had no debt and working capital in excess of $5.36 million, which is sufficient to meet the company's financial needs and planned exploration and development expenditures. Exploration expenditures on the company's resource properties for the quarter amounted to $1,970,586 (2004 - $2,179,513). Administrative expenses and overhead totalled $293,361, representing a moderate increase over last year.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits that are amenable to low cost mining techniques. The company's projects cover over 2,900 sq. km. or 716,605 acres of West Africa's most productive gold region. With a strong treasury, experienced exploration team, independently verified gold resources, and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com